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                                                   OMB Number:        3235-0145
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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                       ALTERNATE MARKETING NETWORKS, INC.
                                (Name of Issuer)

                            COMMON STOCK, no par value
                          (Title of Class of Securities)

                                    02145P
                                 (CUSIP Number)

                HARRY EDELSON, EDELSON TECHNOLOGY PARTNERS II, L.P.
                    300 TICE BOULEVARD, WOODCLIFF LAKE, NJ 07675
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 10, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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                                SCHEDULE 13D

CUSIP No. 02145P                                         Page 2 of 4 Pages


--------------------------------------------------------------------------------
         1          Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    EDELSON TECHNOLOGY PARTNERS II, L.P.
                    IRS Identification #22-2848790
--------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group* (a)  [ ]
                                                                      (b)  [X]

                    N/A
--------------------------------------------------------------------------------
         3          SEC Use Only

--------------------------------------------------------------------------------
         4          Source of Funds*

                    WC
--------------------------------------------------------------------------------
         5          Check Box if Disclosure of Legal Proceedings is Required
                    Pursuant to Items 2(d) or 2(e)                           [ ]
                    N/A
--------------------------------------------------------------------------------
         6          Citizenship or Place of Organization

                    DE
--------------------------------------------------------------------------------
  NUMBER OF SHARES  7       Sole Voting Power
   BENEFICIALLY
  OWNED BY EACH                NONE
REPORTING PERSON   -------------------------------------------------------------
      WITH          8       Shared Voting Power



                   -------------------------------------------------------------
                    9       Sole Dispositive Power


                               NONE
                   -------------------------------------------------------------
                    10     Shared Dispositive Power



--------------------------------------------------------------------------------
        11          Aggregate Amount Beneficially Owned by Each Reporting Person

                    NONE
--------------------------------------------------------------------------------
        12          Check Box if the Aggregate Amount in Row (11) Excludes
                    Certain Shares*                                          [ ]

--------------------------------------------------------------------------------

        13          Percent of Class Represented by Amount in Row (11)

                    NONE

--------------------------------------------------------------------------------
        14          Type of Reporting Person*


                    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         The issuer is Alternate Marketing Networks, Inc. (the "Company"), with its principal executive offices at One Ionia S.W., Suite 300, Grand Rapids, Michigan 49503. This statement relates to the Company's common stock, no par value.

Item 2.   Identity and Background

         (a) Edelson Technology Partners II ("Edelson"), a Delaware limited partnership.

         (b) Edelson is a venture capital firm.

         (c) 300 Tice Boulevard, Woodcliff Lake, NJ 07675.

         (d) During the last five years, Edelson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Edelson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         n/a  (See reponse to Item 4.)

Item 4.  Purposes of Transaction

         On September 10, 1999, the reporting company closed on the sale of all of its beneficial ownership in the Company (339,552 shares of common stock, no par value) to the Times Mirror Company for an aggregate sale price of $933,768.00 ($2.75 per share).

Item 5.   Interest in Securities of the Issuer

         Following the sale (see reponse to Item 4), Edelson no longer owns beneficially any shares of the Company's outstanding common stock. The sale to the Times Mirror Company was a private, negotiated transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Upon closing of the sale of the shares, Harry Edelson, the General Partner of the reporting Company resigned as a member of the Board of Directors of the issuer, pursuant to agreement with the issuer and the Times Mirror Company.

Item 7.  Material to be Filed as Exhibits

         None

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1999                 EDELSON TECHNOLOGY PARTNERS II, L.P.



                                          By: HARRY EDELSON
                                              _________________________________
                                              Harry Edelson, General Partner


                                        4